June 26, 2020

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Diginex Limited (the “Company”) Post-effective Amendment No. 1 to Form F-4 File No. 333-234147

VIA EDGAR

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, Diginex Limited (the “Company”) hereby requests that the effective time and date of the Company’s Post-effective Amendment to the Registration Statement on Form F-4 (File No. 333-234147) (the “Registration Statement”) be accelerated to 3:00 p.m., Eastern time, on June 29, 2020 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with Tahra Wright of Loeb & Loeb LLP, at (212) 407-4122

[Signature Page Follows]

DIGINEX LIMITED

By:	/s/ Paul Ewing
Name:	Paul Ewing
Title:	Chief Financial Officer